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                                                                                 Reed Smith LLP
                                                                  Riverfront Plaza - West Tower
                                                               901 East Byrd Street, Suite 1700
W. THOMAS CONNER                                                        Richmond, VA 23219-4068
Direct Phone: +1 202 414 9208                                               Tel +1 804 344 3400
Email: tconner@reedsmith.com                                                Fax +1 804 344 3410
                                                                                  reedsmith.com
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November 7, 2014


BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Keith A. Gregory
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

METLIFE INVESTORS USA SEPARATE ACCOUNT A
INITIAL REGISTRATION STATEMENT ON FORM N-4 (NATIONAL VERSION)
FILE NOS. 333-197993; 811-03365
-------------------------------

METROPOLITAN LIFE SEPARATE ACCOUNT E
INITIAL REGISTRATION STATEMENT ON FORM N-4 (NY VERSION)
FILE NOS. 333-198448; 811-04001
-------------------------------

Dear Mr. Gregory:

   On behalf of MetLife Investors USA Insurance Company ("MLI USA") and Metropolitan Life Insurance Company ("MLIC," and together with MLI USA, the "Companies") and their corresponding separate accounts, MetLife Investors USA Separate Account A and Metropolitan Life Separate Account E (each, a "Registrant," and collectively, the "Registrants"), we are responding to the comments that you provided to us orally on November 5, 2014 with regard to the initial registration statements on Form N-4 for the National Version and the NY Version that were filed under the Securities Act of 1933 (the "Securities Act"), on August 8, 2014 and August 28, 2014, respectively, as amended by Pre-Effective Amendments No. 1 filed on October 29, 2014 (collectively, the "Registration Statements").

   For ease of reference, each of the Staff's comments is set forth below, followed by the Companies' response. Unless noted otherwise, page references in their responses are to the pages in the courtesy copy of the National Version registration statement provided to the Staff. To the extent that a response indicates that the Companies propose revised disclosure, the revised prospectus or SAI pages are attached. A final pre-effective amendment to each Registration Statement will be filed with acceleration requests and Tandy representations after all comments have been resolved.

Comment A - Fee Waivers
-----------------------

   With regard to the Investment Portfolio Expenses table, fee waiver and expense reimbursement arrangements only may be disclosed in the expense table if those arrangements extend for at least one

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 NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C. . BEIJING . PARIS . LOS ANGELES . SAN FRANCISCO
PHILADELPHIA SHANGHAI . PITTSBURGH . HOUSTON . SINGAPORE . MUNICH . ABU DHABI . PRINCETON . NORTHERN VIRGINIA
             WILMINGTON . SILICON VALLEY . DUBAI . CENTURY CITY . RICHMOND . ATHENS . KAZAKHSTAN
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                                                          US_ACTIVE-119890131.2

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Keith A. Gregory                            [LOGO OF REEDSMITH APPEARS HERE]
November 7, 2014
Page 2

year from the effective date of the Registration Statements. If those arrangements are to be in effect for less than one year from the effective date of the Registration Statements, the table should be omitted from the prospectus, or if it is retained, modified to remove the columns titled "Fee Waiver and/or Expense Reimbursement" and "Net Total Annual Portfolio Expenses," and the first paragraph following the table should be revised to remove the references to the current fee waiver and expense reimbursement arrangements.

   RESPONSE: The Companies have removed the Investment Portfolio Expenses table in accordance with the Staff's suggestion.

Comment B - Total Annual Portfolio Expenses
-------------------------------------------

   Please confirm supplementally that the minimum and maximum operating expenses presented in the Total Annual Portfolio Expenses table do not take into account any fee waiver or expense reimbursement arrangements.

   RESPONSE: The Companies confirm that the minimum and maximum operating expenses presented in the Total Annual Portfolio Expenses were calculated without taking into account any fee waiver or expense reimbursement arrangements.

   We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208.

Very truly yours,

/s/  W. Thomas Conner
---------------------
W. Thomas Conner